UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2019
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 30, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2019. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 31, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 30, 2019

Exhibit 99.1

QIAGEN reports full results for second quarter and first half of 2019

•	QIAGEN delivers on Q2 2019 outlook (unchanged from July 24 announcement)

◦	Net sales of $381.6 million (+1% actual, +5% at constant exchange rates, or CER vs. ~5% CER outlook)

◦	Diluted EPS of $0.19; adjusted EPS $0.33 ($0.34 CER vs. ~$0.33-0.34 CER outlook)

•	Sample to Insight portfolio developments

◦	QuantiFERON-TB up 6% CER in line with outlook, on track for >15% CER growth

◦	Two FDA approvals to date in 2019 for novel therascreen companion diagnostics

◦	QIAstat-Dx launched in U.S. with respiratory panel and McKesson as new partner

•	Decision (announced July 24) to restructure China next-generation sequencing (NGS) joint venture, new goal for over $180 million of NGS-related sales in 2019

•	Updated outlook (announced July 24) for full-year 2019 net sales growth of 5-6% CER and adjusted EPS of $1.42-1.44 CER due to China NGS joint venture changes
Venlo, the Netherlands, July 30, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced today full results of operations for the second quarter and first half of 2019, achieving the outlook set for net sales growth and adjusted diluted earnings per share at constant exchange rates (CER). Results remain unchanged from those announced July 24 when QIAGEN provided an update on its next-generation (NGS) sequencing joint venture in China, and impact on the outlook for 2019.
“Our results for the second quarter of 2019 were in line with our outlook for improvements in net sales and adjusted earnings, as we continued to make progress in many areas of our Sample to Insight portfolio designed to help customers gain valuable molecular insights,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.
“Among recent developments, our results for the second quarter showed instrument sales rising 9% CER and helped by the launch of new systems such as the QIAstat-Dx multiplex platform launch in the U.S. after regulatory clearance in May and the new QIAcube Connect sample processing instrument launched in 2019. Consumables and related revenues rose 4% CER, reflecting the as-expected slower growth of the QuantiFERON-TB assay for latent TB detection that faced a challenging comparison to results in the second quarter of 2018 due to the transition to the new fourth-generation version. We also had strong sales from our portfolio of universal solutions for use with any NGS sequencer in all regions. Also, we recently announced our intention to restructure our NGS joint venture in China, and updated our outlook for net sales growth and adjusted earnings per share in 2019 to reflect the loss of about $30 million of sales anticipated for this year from the joint venture, and weighted to the second half. We continue to believe in the dynamic growth potential of NGS in China and will review ways to capture these opportunities given its status as one of the world’s largest diagnostic markets. We remain highly focused on the transformation of our portfolio with new product launches, improving customer engagement and increasing our efficiency by allocating resources to the most exciting growth opportunities as we execute on a strategy to maximize the value of our portfolio across the continuum from Life Sciences to Molecular Diagnostics.”
Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q2			H1
	2019	2018	Change	2019	2018	Change
Net sales	381.6	377.2	1%	730.3	720.8	1%
			(5% CER)			(5% CER)
Operating income	60.2	53.3	13%	101.3	101.3	0%
Adjusted operating income	99.1	101.0	-2%	177.0	178.3	-1%
Net income	44.7	36.8	21%	74.2	69.1	7%
Adjusted net income	77.4	77.2	0%	139.4	136.8	2%
Diluted EPS(1)	$0.19	$0.16		$0.32	$0.30
Adjusted diluted EPS(1)	$0.33	$0.33		$0.60	$0.59
	($0.34 CER)			($0.62 CER)

Net cash provided by operating activities	82.5	118.0		127.2	166.2
Less purchases of property, plant and equipment	(31.0)	(24.0)		(54.4)	(42.9)
Free cash flow	51.5	94.1	-45%	72.9	123.4	-41%
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
CER - Constant exchange rates. Tables may have rounding differences.
(1) Weighted number of diluted shares (Q2 2019: 232.7 million, Q2 2018: 233.8 million); (H1 2019: 233.2 million, H1 2018 233.2 million).

Net sales by product category and customer class

	Q2 2019				H1 2019
	Net sales: $381.6 million				Net sales: $730.3 million
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$335	+1%	+4%	88%	$648	+1%	+5%	89%
Instruments(1)	$47	+6%	+9%	12%	$83	+2%	+5%	11%

Molecular Diagnostics(2)	$188	+1%	+5%	49%	$356	+2%	+7%	49%
Life Sciences	$194	+2%	+5%	51%	$374	0%	+4%	51%
Academia / Applied Testing	$118	+2%	+5%	31%	$227	0%	+4%	31%
Pharma	$76	+2%	+4%	20%	$147	+1%	+4%	20%
(1) Includes instrument service revenues. Instrument sales excluding service (Q2 2019: +12%, +15% CER; H1 2019 +8%, +12% CER)

(2)	Includes companion diagnostic co-development revenues (Q2 2019: $11 million, -22%, -21% CER; H1 2019: $23 million, +3%, +4% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods.

Net sales by geographic region

	Q2 2019				H1 2019
	Net sales: $381.6 million				Net sales: $730.3 million
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$181	+1%	+1%	47%	$350	+3%	+4%	48%
Europe / Middle East / Africa	$118	-2%	+5%	31%	$227	-4%	+4%	31%
Asia-Pacific / Japan	$83	+8%	+12%	22%	$151	+5%	+10%	21%
Tables may have rounding differences. Percentage changes are to prior-year periods. Rest of world represented less than 1% of sales.
Second quarter 2019 results (unchanged from July 24 announcement)
Total net sales rose 1% to $381.6 million in the second quarter of 2019 from $377.2 million in the second quarter of 2018, and grew 5% CER, in line with the outlook for 5% CER growth. The adverse currency movements against the U.S. dollar were in line with QIAGEN’s publicly announced expectations.
Instruments (+9% CER / 12% of sales) led the performance ahead of consumables and related revenues (+4% CER / 88% of sales). Instrument sales rose 15% CER excluding third-party instrument service contracts, led by contributions from the QIAstat-Dx multiplex system launched in 2018 as well as the new QIAcube Connect sample processing instrument launched in early 2019. Molecular Diagnostics (+5% CER / 49% of sales) had double-digit CER growth in instrument sales, while consumables and related revenues rose at a mid-single-digit CER pace. As expected, sales of the QuantiFERON-TB test rose 6% CER in the second quarter of 2019, which was below the annual target of at least 15% CER growth due to the very strong year-ago comparison amid the transition to the fourth-generation version. Also weighing on growth was a decline of 21% CER in revenues from companion diagnostic co-development projects to $11 million in the quarter. Life Sciences (+5% CER / 51% of sales) benefitted from Pharma (+4% CER / 20% of sales) rising at a mid-single-digit CER rate for consumables and related revenues and low-single-digit CER growth in instruments, while Academia / Applied Testing (+5% CER / 31% of sales) had double-digit CER growth in instruments and mid-single-digit gains in consumables.
Operating income was $60.2 million compared to $53.3 million in the same quarter of 2018. Adjusted operating income - which excludes amortization of intangible assets acquired in business combinations and other items such as business integration, acquisition-related costs, litigation costs and restructuring - fell 2% to $99.1 million in the second quarter of 2019, absorbing investments for the development, production ramp-up and commercialization of new instruments. The adjusted operating income margin was 26.0% of sales compared to 26.8% in the same quarter of 2018.
Net income was $44.7 million in the second quarter of 2019, or $0.19 per diluted share (based on 232.7 million diluted shares), compared to $36.8 million, or $0.16 per share (based on 233.8 million diluted shares) in the second quarter of 2018. Adjusted net income was $77.4 million, or $0.33 per diluted share ($0.34 CER), compared to $77.2 million, or $0.33 per diluted share, in the prior-year quarter, with an adjusted tax rate of 20% in both periods.
First half 2019 results
Total net sales grew 1% at actual rates to $730.3 million in 2019 from $720.8 million in the year-ago period, and grew 5% CER as currency movements against the U.S. dollar had a negative impact of four percentage points. About one percentage point of total CER sales growth came from the launch of QIAstat-Dx, while four percentage points came from the rest of the business, and absorbed about one percentage point of sales lost through the divestment of the veterinary assay portfolio (completed in April 2018) and the decision to reduce third-party instrument service contracts that began in 2018.
Operating income was $101.3 million in the first half of 2019 and in the same period of 2018. Adjusted operating income - which excludes amortization of intangible assets acquired in business combinations and other items such as business integration, acquisition-related costs, litigation costs and restructuring - was $177.0 million (24.2% of sales) compared to $178.3 million (24.7% of sales) in the 2018 period.
Net income was $74.2 million, or $0.32 per diluted share (based on 233.2 million diluted shares) compared to $69.1 million, or $0.30 per share (based on 233.2 million diluted shares) in the first half of 2018. Adjusted net income was $139.4 million, or $0.60 per share ($0.62 CER), compared to $136.8 million, or $0.59, in the prior year, with an adjusted tax rate of 20% in both periods.
Balance sheet and cash flows
At June 30, 2019, cash and cash equivalents were $624.6 million compared to $1.16 billion at December 31, 2018. Net cash provided by operating activities in the first half of 2019 was $127.2 million, which included significant payments for taxes, derivative transactions and litigation settlements, compared to $166.2 million in the year-ago period. Free cash flow was $72.9 million compared to $123.4 million, as purchases of Property, Plant and Equipment rose to $54.4 million (7.4% of sales) from $42.9 million (5.9% of sales) in the 2018 period. Net cash used in investing activities was $128.4 million in the 2019 period, and included $125.0 million for the acquisition of digital PCR assets. This compared to net cash used in investing activities of $120.5 million in the 2018 period, which included cash payments for acquisitions (net of cash acquired). Net cash used in financing activities was $534.1 million in the 2019 period, which included $430.0 million for redemption of the 2019 convertible notes and $74.4 million for share repurchases, compared to $25.4 million of net cash used in financing activities in the 2018 period.
"QIAGEN has a strong financial foundation to support the business expansion under way with our Sample to Insight portfolio while also increasing returns,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are making important investments into new product development, production and commercialization, and increasingly focusing on allocating more resources to the highest value-generating opportunities while increasing our efficiency and effectiveness. At the same time, we intend to continue our programs to create additional value for shareholders and maintaining our disciplined capital allocation strategy.”
Sample to Insight portfolio developments
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
As announced on July 24, QIAGEN intends to restructure the current format of its NGS joint venture in China. Sales from this joint venture were planned to be approximately $30 million CER for full-year 2019, and weighted to the second half of this year. These involve primarily revenues for the services provided by QIAGEN to develop in-vitro diagnostic assays on behalf of the joint venture, as well as the sale of the GeneReader NGS System as well as other consumables and products to the joint venture at transfer prices. Sales of universal NGS solutions in China are handled directly by QIAGEN in this country, and QIAGEN is experiencing strong growth in this portfolio and intends to review various options on how to further add from the growth opportunities for NGS technologies in China. As a result of the changes to this joint venture, QIAGEN now expects NGS-related sales of about $180 million CER in 2019 (prior target: over $190 million) compared to over $140 million in

2018, and for a decline of approximately $20 million in companion diagnostic co-development revenues. All of the adverse sales impact is in the Molecular Diagnostics customer class.
In other areas of QIAGEN’s portfolio for NGS technologies, the QIAseq Expanded Carrier Screening Panel was launched for translational and clinical research into genetic drivers of rare and inherited diseases. The panel identifies targets, genes and other regions of interest responsible for over 200 disease indications, and is integrated into QIAGEN’s bioinformatics solutions. QIAGEN also recently won a key tender in the United Kingdom for the use of QIAseq panels and QCI-Interpret at The Royal Marsden NHS Trust Foundation, which is one of the country’s largest cancer testing sites.

•
Another new application of QuantiFERON technology began development as QIAGEN and DiaSorin expanded their collaboration with plans for an ultra-sensitive diagnostic test for Lyme disease, designed to run on LIAISON platforms.

•
In Precision Medicine, the therascreen PIK3CA RGQ PCR Kit was launched in the U.S. to aid in identifying breast cancer patients suitable for treatment with the newly approved Novartis therapy PIQRAY (alpelisib). The kit is the first FDA-approved companion diagnostic for detection of activating mutations in the PIK3CA gene and has received approval for use with both tissue and liquid biopsy samples.

This marks the second FDA approval of a QIAGEN companion diagnostic in 2019, with the therascreen FGFR RGQ RT-PCR Kit launched in April 2019 for use in selecting urothelial cancer patients eligible for treatment with the newly approved therapy BALVERSA™ (erdafitinib), developed by Janssen. The two assays have been made available under QIAGEN’s Day-One Lab Readiness program that includes leading U.S. labs and allows for testing availability quickly after the FDA approval.

•	New automation solutions are enlarging QIAGEN’s reach in large diagnostic segments:

◦
QIAstat-Dx, the next-generation solution for Sample to Insight syndromic testing, was launched in the U.S. in May 2019 after receiving 510(k) clearance along with the QIAstat-Dx Respiratory Panel for qualitative detection and identification of more than 20 viral and bacterial pathogens. QIAGEN also recently announced a new partnership with McKesson Medical-Surgical Inc. to serve as exclusive distributor in the market segment of U.S. hospitals with 200 beds or less. McKesson is also slated to be a non-exclusive distributor for future expansion into non-acute clinics located in U.S. retail pharmacies.

◦
NeuMoDx 96 and 228 Molecular Systems now have six CE-IVD assays available for infectious diseases in Europe, and QIAGEN is on track to have 11 assays available on these systems by the end of 2019 that use proprietary microfluidic PCR technology. QIAGEN is the distributor of the NeuMoDx systems in Europe and other countries, while NeuMoDx is responsible for commercialization in the United States. QIAGEN has the right to fully acquire the remaining 80% stake in NeuMoDx it does not own at a predetermined price of $234 million until mid-2020, subject to the achievement of certain regulatory and operational milestones.

•
In Bioinformatics, QIAGEN Clinical Insight (QCI), a cloud-based decision support platform for interpretation and reporting of variants from NGS data, recently achieved a milestone of more than one million patient test cases analyzed and interpreted. Additionally, QCI was selected by the National

Cancer Center of Japan for the analysis, interpretation and reporting of molecular oncology and oncogenetic screening as part of a national precision medicine initiative.
Update on share buyback program
As of June 19, 2019, QIAGEN had repurchased approximately $180 million of shares (4.9 million shares on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 32.05 per share for about EUR 155 million) before the expiry of the program that had authorization to acquire up to $200 million of shares. QIAGEN has previously announced plans for a new $100 million share repurchase program. Further information is available on the QIAGEN Investor Relations website.
Outlook
As announced on July 24, QIAGEN updated its outlook for full-year 2019 based on the intention to restructure its NGS joint venture in China. QIAGEN now expects full-year 2019 net sales growth of approximately 5-6% CER (previously 7-8% CER) and adjusted diluted EPS of approximately $1.42-1.44 CER per share (previously about $1.45-1.47 CER). As of July 29, 2019, for the full-year 2019, currency movements against the U.S. dollar are expected to create an adverse impact of about three percentage points on net sales growth at actual rates, and an adverse impact of about $0.03-0.04 per share on adjusted EPS. These expectations do not take into account any future acquisitions.
For the third quarter of 2019, QIAGEN expects net sales to grow approximately 4-5% CER. Adjusted diluted EPS is expected to be about $0.35-0.36 CER per share. As of July 29, 2019, for the third quarter of 2019, currency movements against the U.S. dollar are expected to create an adverse impact of about two percentage points on net sales growth at actual rates, and an adverse impact of about $0.01 per share on adjusted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Wednesday July 31, 2019, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676
robert.reitze@qiagen.com

www.twitter.com/qiagen
https://www.facebook.com/QIAGEN

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended June 30,
(In $ thousands, except per share data)	2019	2018
Net sales	381,612	377,196
Cost of sales	135,697	123,440
Gross profit	245,915	253,756
Operating expenses:
Research and development	40,827	39,633
Sales and marketing	100,686	101,853
General and administrative, restructuring, integration and other, net	35,539	48,886
Acquisition-related intangible amortization	8,687	10,051
Total operating expenses	185,739	200,423
Income from operations	60,176	53,333
Other income (expense):
Interest income	5,163	5,104
Interest expense	(18,226)	(15,835)
Other income, net	4,711	3,356
Total other expense	(8,352)	(7,375)
Income before income taxes	51,824	45,958
Income taxes	7,096	9,143
Net income	44,728	36,815

Diluted net income per common share	$0.19	$0.16
Diluted net income per common share (adjusted)	$0.33	$0.33

Diluted shares used in computing diluted net income per common share	232,712	233,784

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six months
	ended June 30,
(In $ thousands, except per share data)	2019	2018
Net sales	730,266	720,764
Cost of sales	259,511	241,334
Gross profit	470,755	479,430
Operating expenses:
Research and development	81,615	79,154
Sales and marketing	196,572	197,932
General and administrative, restructuring, integration and other, net	73,227	80,838
Acquisition-related intangible amortization	18,013	20,231
Total operating expenses	369,427	378,155
Income from operations	101,328	101,275
Other income (expense):
Interest income	13,251	9,778
Interest expense	(38,616)	(30,855)
Other income, net	4,319	4,903
Total other expense	(21,046)	(16,174)
Income before income taxes	80,282	85,101
Income taxes	6,034	15,990
Net income	74,248	69,111

Diluted net income per common share	$0.32	$0.30
Diluted net income per common share (adjusted)	$0.60	$0.59

Diluted shares used in computing diluted net income per common share	233,160	233,158

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended June 30, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	381.6	245.9	60.2	51.8	(7.1)	14%	44.7	$0.19
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	4.5	10.5	10.5	(2.9)		7.6	0.03
Purchased intangibles amortization	—	19.7	28.4	28.4	(7.3)		21.2	0.09
Non-cash interest expense charges	—	—	—	9.3	—		9.3	0.04
Other special income and expense items	—	—	—	(3.8)	(1.6)		(5.4)	(0.02)
Total adjustments	—	24.3	38.9	44.4	(11.7)		32.7	0.14
Adjusted results	381.6	270.2	99.1	96.2	(18.8)	20%	77.4	$0.33

* Using 232.7 M diluted shares

Three months ended June 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS
Reported results	377.2	253.8	53.3	46.0	(9.1)	20%	36.8	$0.16
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.4	21.9	21.9	(5.7)		16.2	0.07
Purchased intangibles amortization	—	15.7	25.8	25.8	(6.6)		19.1	0.08
Non-cash interest expense charges	—	—	—	8.3	—		8.3	0.04
Other special income and expense items	—	—	—	(5.6)	2.3		(3.3)	(0.02)
Total adjustments	—	16.1	47.7	50.3	(10.0)		40.4	0.17
Adjusted results	377.2	269.9	101.0	96.3	(19.1)	20%	77.2	$0.33

* Using 233.8 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Six months ended June 30, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	730.3	470.8	101.3	80.3	(6.0)	7%	74.2	$0.32
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	5.4	20.4	20.4	(5.5)		14.9	0.06
Purchased intangibles amortization	—	37.2	55.2	55.2	(14.1)		41.1	0.18
Non-cash interest expense charges	—	—	—	21.2	—		21.2	0.09
Other special income and expense items	—	—	—	(3.8)	(8.3)		(12.1)	(0.05)
Total adjustments	—	42.6	75.7	93.1	(28.0)		65.2	0.28
Adjusted results	730.3	513.4	177.0	173.4	(34.0)	20%	139.4	$0.60

* Using 233.2 M diluted shares

Six months ended June 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	720.8	479.4	101.3	85.1	(16.0)	19%	69.1	$0.30
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	0.6	26.4	26.4	(6.9)		19.5	0.08
Purchased intangible amortization	—	30.4	50.6	50.6	(13.1)		37.6	0.16
Non-cash interest expense charges	—	—	—	16.6	—		16.6	0.07
Other special income and expense items	—	—	—	(8.3)	2.4		(5.9)	(0.03)
Total adjustments	0.1	31.0	77.0	85.3	(17.6)		67.7	0.29
Adjusted results	720.8	510.4	178.3	170.4	(33.6)	20%	136.8	$0.59

* Using 233.2 M diluted shares
Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2019	December 31, 2018
Assets	(unaudited)
Current assets:
Cash and cash equivalents	624,616	1,159,079
Short-term investments	161,344	234,606
Accounts receivable, net	364,891	351,612
Income taxes receivable	51,700	34,936
Inventories, net	169,520	162,912
Fair value of derivative instruments - current	145,811	102,754
Prepaid expenses and other current assets	96,352	109,161
Total current assets	1,614,234	2,155,060
Long-term assets:
Property, plant and equipment, net	526,020	511,659
Goodwill	2,117,515	2,108,536
Intangible assets, net	680,697	475,043
Deferred income taxes	32,490	42,896
Fair value of derivative instruments - long-term	190,465	295,363
Other long-term assets	221,128	159,775
Total long-term assets	3,768,315	3,593,272
Total assets	5,382,549	5,748,332
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	353,616	503,116
Accounts payable	56,526	69,415
Fair value of derivative instruments - current	148,224	106,594
Accrued and other current liabilities	317,840	263,017
Income taxes payable	33,548	30,047
Total current liabilities	909,754	972,189
Long-term liabilities:
Long-term debt, net of current portion	1,410,557	1,671,090
Deferred income taxes	44,084	63,411
Fair value of derivative instruments - long-term	202,899	317,393
Other long-term liabilities	182,864	89,279
Total long-term liabilities	1,840,404	2,141,173
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,734,421	1,742,191
Retained earnings	1,371,445	1,379,624
Accumulated other comprehensive loss	(314,090)	(310,644)
Less treasury stock, at cost — 4,359 and 5,320 shares in 2019 and 2018, respectively	(162,087)	(178,903)
Total equity	2,632,391	2,634,970
Total liabilities and equity	5,382,549	5,748,332

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended June 30,
(In $ thousands)	2019	2018
Cash flows from operating activities:
Net income	74,248	69,111
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	121,625	107,609
Non-cash impairments	1,258	10,644
Amortization of debt discount and issuance costs	21,576	16,950
Share-based compensation expense	23,210	19,273
Deferred income taxes	(7,319)	3,325
Loss (gain) on marketable securities	897	(3,007)
Reversals of contingent consideration	(7,433)	—
Other items, net including fair value changes in derivatives	(5,250)	(11,283)
Net changes in operating assets and liabilities:
Accounts receivable	(16,291)	1,087
Inventories	(15,672)	(19,344)
Prepaid expenses and other current assets	656	2
Other long-term assets	376	(30,718)
Accounts payable	(10,600)	(7)
Accrued and other current liabilities	(41,945)	11,246
Income taxes	(13,113)	(8,411)
Other long-term liabilities	993	(239)
Net cash provided by operating activities	127,216	166,238
Cash flows from investing activities:
Purchases of property, plant and equipment	(54,359)	(42,866)
Proceeds from sale of equipment	—	7
Purchases of intangible assets	(134,434)	(23,542)
Purchases of investments, net	(4,385)	(15,625)
Cash paid for acquisitions, net of cash acquired	(24,371)	(172,831)
Purchases of short-term investments	(181,696)	(176,289)
Proceeds from redemptions of short-term investments	254,734	311,700
Cash received (paid) for collateral asset	16,150	(17,362)
Other investing activities	10	(57)
Net cash (used in) provided by investing activities	(128,351)	(120,471)
Cash flows from financing activities:
Repayment of long-term debt	(433,400)	—
Principal payments on capital leases	—	(657)
Proceeds from issuance of common shares	1,689	1,286
Tax withholding related to vesting of stock awards	(17,172)	—
Purchase of treasury shares	(74,394)	(20,782)
Other financing activities	(10,822)	(5,219)
Net cash used in financing activities	(534,099)	(25,372)
Effect of exchange rate changes on cash and cash equivalents	771	(3,696)
Net (decrease) increase in cash and cash equivalents	(534,463)	16,699
Cash and cash equivalents, beginning of period	1,159,079	657,714
Cash and cash equivalents, end of period	624,616	674,413

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	127,216	166,238
Purchases of property, plant and equipment	(54,359)	(42,866)
Free Cash Flow	72,857	123,372
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.